Mail Stop 0309

							April 7, 2005


Dr. Francis E. O`Donnell, Jr., M.D.
Chief Executive Officer, Chairman of the Board and Director
BioDelivery Sciences International, Inc.
2501 Aerial Center Parkway, Suite 205
Morrisville, North Carolina 27560

Re:	BioDelivery Sciences International, Inc.
	Registration Statement on Form SB-2
	File Number 333-123569

Dear Dr. O`Donnell:

	This is to advise you that we are not conducting a full review of the above registration statement. However, we will be reviewing the accounting disclosure in your Form 10-KSB for the period ended December 31, 2004. You will receive our accounting comments under separate cover. All comments will need to be fully resolved before we act on a request for acceleration of effectiveness of the registration statement. Your pending confidential treatment requests will also need to be resolved before we declare the registration statement effective.

	Also, we note that the registration statement does not appear to include the signature of your controller or principal accounting officer. Please amend the registration statement to include this individual`s signature, and provide a caption containing this title.
See Instructions 1 and 2 to the Signatures section of Form SB-2.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	Please contact Greg Belliston at (202) 824-5219 or me at
(202)
942-1840 with any questions.

							Sincerely,



							Jeffrey P. Riedler
							Assistant Director

cc:	Douglas S. Ellenoff, Esq.
	Lawrence A. Rosenbloom, Esq.
	Ellenoff Grossman & Schole LLP
	370 Lexington Avenue, 19th Floor
	New York, New York 10017
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Dr. Francis E. O'Donnell, Jr., M.D.
BioDelivery Sciences International, Inc.
April 7, 2005
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